Exhibit 18.01

To the Board of Directors

of the Federal Home Loan Bank of New York

101 Park Avenue,

New York, New York 10178

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the financial statements included in the Federal Home Loan Bank of New York’s Annual Report on Form 10-K for the year ended December 31, 2012 and issued our report thereon dated March 25, 2013. Note 1 to the financial statements describes a change in accounting principle in the presentation of the amortization of fair value hedge basis adjustments on modified advances designated continuously in fair value hedge relationships in Interest income from Advances to presenting such adjustments in Net realized and unrealized gains (losses) on derivatives and hedging activities. It should be understood that the preferability of one acceptable method of presentation over another of the amortization of hedge basis adjustments to the hedged item simultaneously de-designated from one hedge relationship and re-designated into another hedge relationship has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

March 25, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us